UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001- 39925

TIAN RUIXIANG Holdings Ltd.

Room 1001, 10 / F, No. 25, North East Third Ring Road,

Chaoyang District, Beijing,

Chaoyang District, Beijing, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Resignation and Appointment of Independent Director

On June 5, 2024, Mr. Ting Wang, an independent director of TIAN RUIXIANG Holdings Ltd. (the “Company”), resigned from the board of directors (the “Board”) and each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, and as the chairperson of the Audit Committee of the Board, effective June 5, 2024. Mr. Wang’s resignation from the Board and the three committees was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Mr. Wang acknowledges that he has been paid all amounts due to him and is not entitled to any payments or benefits of any kind from the Company, and irrevocably and unconditionally releases the Company of and from all claims, demands, actions, and causes of actions.

To fill in the vacancy created by the resignation of Mr. Ting Wang, on June 7, 2024, the Nominating and Corporate Governance Committee of the Board recommended, and the Board appointed, Ms. Jingyu Li to serve as an independent director of the Company, a member of each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, and as the chairperson of the Audit Committee, effective June 7, 2024.

Ms. Li has experience in finance and accounting. She has been the chief financial officer at Beijing Aojitong Investment (Group) Co., Ltd. since May 2002. Ms. Li graduated from Renmin University of China in 2003 with a bachelor’s degree in accounting. Ms. Li does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd.

Date: June 7, 2024	By:	/s/ Sheng Xu
	Name:	Sheng Xu
	Title:	Chief Executive Officer